March 15, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securites and Exchange Commission

Washington, DC 20549

Re:	Genius Group Ltd Form 6-K
Filed February 2, 2023
File No. 001-41353

Gentlepersons:

We have received your letter dated March 7, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference.

Form 6-K Filed February 2, 2023 General

1.	You issued a press release on February 2, 2023 stating that the company began this application process to dual list its shares on Upstream. Please disclose in an amended report on Form 6-K what security is being listed on Upstream (i.e., common stock or tokenized equity). Disclose whether Upstream is a registered exchange and in what jurisdiction it is registered, and disclose the risks and uncertainties with listing on this exchange, including any restrictions on investors, including specifically investors located in the United States. In this regard, please also expand your disclosure to explain what you mean when you state that Upstream, a MERJ Exchange Market (MERJ Exchange), is “a fully regulated global stock exchange for digital securities and NFTs.”

RESPONSE:

We intend to file an amended 6-K for which the disclosure is the following paragraphs:

We intend to dual list our common stock that has been registered with the Commission or is exempt from registration and are without restrictive legend. The shares are uncertificated common stock. They are the same class and shares that are currently listed on the NYSE. The Upstream policy, terms and conditions, also clearly state that if you are a U.S. or Canadian based investor, a Canadian citizen, U.S. citizen or permanent resident, you will not be able to buy shares on the Upstream secondary market. However, U.S. and Canadian citizens may sell securities they previously purchased from an issuer, stockbroker or stock exchange that has dual-listed on Upstream for liquidation only and will not be permitted to purchase any securities on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be living abroad. MERJ is overseen and regulated by the Seychelles Financial Services Authority (“FSA”) which is the securities and other non-banking financial services regulator in the Republic of Seychelles. The Seychelles FSA is also the primary regulator for anti-money laundering compliance and works closely with the FIU to implement and ensure adherence to OECD Financial Action Task Force (FATF) recommendations. MERJ Exchange (MERJ) operates Upstream as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA) and a Qualifying Foreign Exchange for OTC Markets in the US. MERJ is also a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/. MERJ is not registered or regulated in any manner in the United States.

There are risks and uncertainties associated with listing on this exchange including the restrictions placed upon U.S. persons utilizing this exchange (which are described above). Other risks include the fact that the exchange is regulated under the laws of the Seychelles which may differ from regulations commonly assumed in countries such as the U.S., Canada, the UK and the members of the European Union. Additionally, the exchange is new and novel technology and there is no assurance as to the efficacy or efficiency thereof.

2.	It appears that the Upstream website allows trading of tokenized equity of certain companies and that you plan to list on Upstream. Please revise your 6-K disclosure to provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment, please provide us with a response letter that:

●	includes the company’s legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.
●	provides a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.
●	explains the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

Response:

All Shares have been registered with the Commission and make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number. There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares in depositories: Book Entry with TA, CEDE & Co or MERJ Dep.

Digital securities on Upstream are interchangeable terms that have the same meaning. The digital securities (or tokenized equities) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A digital security is a 1:1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of the company’s shares for an Upstream shareholder shall include but not be limited to:

●	Certificate number
●	Company name and CUSIP/ISIN number
●	Shareholder name and address
●	Number of shares owned
●	Class of shares
●	Issue date of shares
●	Amount paid for the shares the Upstream secondary market

Response:

Transfer Agent Records & Role

An issuers’ common stock, regardless of whether it is represented in a physical (certificate) or electronic (e.g., tokenized, spreadsheet, database) form, are recorded on the transfer agent records in (i) book entry (e.g., individual name & address), (ii) CEDE & Co.(street name), or (iii) MERJ Dep. (street name). There is no concept of tokenized securities at the transfer agent. All securities have the same CUSIP/ISIN.

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the shares in their books and records, typically in an electronic form (e.g., tokenized, database).

MERJ Dep. operates as a nominee account (street name) in the same manner as CEDE & Co, that accepts shareholder deposits in an electronic form from the transfer agent that facilitates the buying and selling of such shares on Upstream (e.g., by an individual name & address). Upstream is the trading technology employed by MERJ Exchange Ltd., a regulated national stock exchange.

Share Withdrawals from Upstream back to transfer agent

The Upstream app has a function under Investor Services, Manage Securities, Withdraw Securities. The shareholder then enters the ticker symbol and the number of shares to being withdrawn and taps ‘Notarize’ to cryptographically sign this transaction. The shares are removed from the users Upstream portfolio and an email is sent to the transfer agent with a share withdrawal request whereafter the transfer agent will liaise directly with the shareholder to ensure the share balance is entered in ‘book entry’ into the users name & address. Third party share withdrawals from Upstream are not permitted, the share withdrawal request name and address (as retrieved from the Upstream KYC information by Upstream compliance) is required to be the same name and address that will be entered in the transfer agents ‘book entry’ for this shareholder.

For the TA books the following entries would occur:

●	Withdraw from MERJ Dep:
●	Debit MERJ Dep. share count and credit Shareholder share count in book entry.

The transfer agent will adhere to their own policies regarding any Medallion Signature Guarantee requirements from a depositing shareholder, just as they would for share deposits via CEDE & Co. etc.

Response:

Investors that wish to deposit their shares on Upstream, may do so by following the instructions below:

HOW TO DEPOSIT SHARES

Upstream can accept the shares that investors hold in their current brokerage account, shares that are held at the transfer agent in digital book entry, or your physical stock certificate. Shares can be moved out of Upstream back to US markets. The following how investors can deposit their shares, step by step.

STEP 1. CREATE AN ACCOUNT ON UPSTREAM & VERIFY YOUR IDENTITY

●	Download Upstream and tap Sign Up. This will create your blockchain profile and ‘signing key’.
●	Complete KYC. To complete KYC identity verification, tap the settings icon in the top right of the navigation, then tap KYC. Be sure to have a valid form of ID and banking details handy. It’s important that bank account information matches your name exactly.
●	Once your account is approved, and if you already own shares and wish to transfer them to Upstream for trading, then you may initiate a request to deposit your shares using the Upstream app.

STEP 2. TRANSFER SHARES TO TRANSFER AGENT

If your shares are already held at the transfer agent, then skip to STEP 3 below. However, if your shares are currently in your brokerage account, then please transfer your shares to the transfer agent as described below. Note, the terminology for this is to have shares held as ‘direct registration’ in ‘book entry’ at the transfer agent.

To make this transfer request, most of the time all you need to do is contact your brokerage firm by email and ask them to transfer your shares back to ‘book entry’ at the transfer agent. The brokerage firm will know what to do, and they will let you know how long it will take, but typically you should allow 48 hours for them to process your request.

Some brokerage firms may ask you to fill out their particular share transfer form. Contact us at servicedesk@upstream.exchange if you need assistance in completing a share transfer form from your brokerage firm.

It is important that your name, address and social security number that your shares are registered under at the brokerage firm match the information that you provided when opening your account on Upstream. If your address at the brokerage firm is out of date, then you will need to update it with your brokerage firm BEFORE you transfer your shares to the transfer agent. Note, if the addresses do not match your address on Upstream, then your share deposit to Upstream will be delayed by the transfer agent.

STEP 3. REQUEST TO DEPOSIT SHARES USING THE UPSTREAM APP

Open Upstream, Tap Investor, Manage Securities, Deposit Securities. Next, Enter the Company’s Ticker Symbol and Number of Shares you’re requesting to deposit. Confirm whether your shares are free trading or restricted, then tap Submit.

Please note that the value of each share deposit request on the Upstream app may not exceed $100,000. This value is determined by the closing price of the security on the previous trading day multiplied by the number of shares being deposited.

Once you make the share deposit request using the Upstream app, and the transfer agent has your shares in ‘book entry’, then most of the time the Upstream deposit process typically completes within 48 hours (Monday to Friday, excluding U.S. holidays).

However, if the transfer agent requires further information regarding your share transfer, then you will receive an email with a form to complete. The form will be pre-populated with your Upstream account information. Our staff will be happy to help you fill out the remainder of the form and how to submit it to the transfer agent Once the transfer is complete you will receive a push notification in the Upstream app and see the share deposit in your Upstream Portfolio.

STEP 4. YOU’RE READY FOR TRADING ON UPSTREAM

Once the shares are in your account, you’re ready to trade on the next generation exchange! Enjoy real-time trading and a transparent orderbook, and other features. View your shares anytime, anywhere in your Upstream Portfolio. For more information on trading, visit Upstream’s support center.

Transfer agent information

The transfer agent is:

Name: Vstock Transfer

Address: LLC 18 Lafayette Pl, Woodmere, NY 11598

Phone: 212.828.8436

Toll-Free: 855-9VSTOCK

Fax: 646-536-3179

Email: info@vstocktransfer.com  info@vstocktransfer.com

Note, Upstream will consider requests for deposit and sale of Securities falling under the categories:

●	Shares trading on NASDAQ or the NYSE
●	Shares trading on the OTC Markets
●	Shares issued in private offerings exempt from registration under the Securities Act pursuant to Securities Act Rule 506(c) of Regulation D or Regulation S.

These offerings must comply with the Upstream view that securities must be registered or have a valid exemption from registration in connection with their original issuance pursuant to U.S. or European securities laws in order to qualify for secondary trading on Upstream. In addition, this applies to securities currently trading and held in DTC or Euroclear.

However, Upstream will not consider or accept for deposit any Securities:

●	that were not issued pursuant to a registration or a valid exemption from registration;
●	that were issued by a company or held by person that is a respondent to any regulatory authority actions, however the specific action may be reviewed for additional . information to allow deposit;
●	that have any known “bad actors”, as such term is defined in US Rule in 262 of Regulation A or Rule 506(d) of Regulation D promulgated under the Securities Act; or
●	that reference a company or customer name that has been changed or that does not match the name on the account and for which no valid reason is provided.

HOW TO MOVE SHARES BACK TO US MARKETS

Step 1. Open Upstream, Tap Investor, Withdraw Securities. Enter Ticker Symbol and the Number of Shares you wish to withdraw, then tap Submit.

Step 2. The transfer agent will receive your shares immediately and will hold them in digital book entry in your name.

Step 3. The transfer agent will provide you via regular US mail a DRS Advice (Statement) that shows your shares are now held at the transfer agent in book entry. If you would like to move the shares back to your US brokerage account you will need to contact your broker, provide them with a copy of your DRS Advice and have them request that the transfer agent send back your shares. They will provide you with appropriate forms to complete.

●	explains the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how any “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder’s wallet or an omnibus wallet).

Response:

MERJ Dep. Security Facility

To dual list on Upstream, the company executes a certificate of appointment of MERJ Depository and Registry Limited as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. The Issuer that lists its Securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manages it securities as prescribed in an agrement with the Issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The Issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and grants MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

Nominee

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the total share count in their books and records, typically in an electronic form (e.g., tokenized, database).

Self-Directed User Trading

Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that’s a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key).The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (bid/offer/buy/sell/cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream distributed ledger platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit know your customer (KYC) information for the Upstream compliance team to review. KYC information is then linked to the users public key, and if the user passes KYC review, then this users cryptographic keypair’s transactions will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that the Upstream technology will reject securities buy orders from cryptographic keypair’s that, pursuant to their KYC review, come from U.S. or Canadian persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

Subsequent Secondary Share Sales

Individual shares traded on the Upstream secondary market are not reflected in the transfer agents books and records. They are recorded inside the street name depository of MERJ Dep.

The MERJ Dep. nominee books and records service will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly.

Therefore, the securities are held at the nominee, and are moved between accounts inside the nominees omnibus solution pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

3.	The press release indicates that shareholders will be eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

Response:

The company is planning to offer digital NFTs to the shareholders When a digital coupon or coupon/reward is to be issued, all shareholders of record of the Company will be entitled to the coupon/reward. Such notice and access information was made available through the release of press releases, Form 6K .The digital coupon allow shareholders to use this coupon on company website for limited discount on specific company’s products . The NFT is a right for future discount on company products, if shareholder choose to use it .

4.	Please revise your disclosure to clarify whether there could be discrepancies between the trading prices of common shares on the NYSE American and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise, and disclose the risks this presents to investors.

Response: We will add the following disclosure: As in all dual listed securities that are traded on multiple marketplaces, there can be differences in pricing as a result of different liquidity, price discovery and otherwise.

5.	Please revise your disclosure to clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares. In your February 2, 2023 press release, you refer investors to the Upstream website for more information about Upstream, generally, but do not provide shareholders with information about how they can deposit shares and trade on Upstream, or how they can claim their $10 NFT Coupons.

Response: Upstream is accessible via the preferred app stores. Interested parties may download the application and will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures and other corporate information. Further there will be a direct link of information on our Company at www.upstream.exchange once approved. All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority.

Investors may choose to open an account and deposit their securities. Investors who elect to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose to trade via their US broker at any time.

We have filed an 6K on March 15, 2023 detailing the exact process to claim the $10 NFT Coupon. We have provided our investors with detailed information on the process on how to deposit and trade shares on Upstream directly on our website at the following link: https://ir.geniusgroup.net/discount-coupon/discount-coupon ]

6.	Please revise your disclosure to clarify how and where investors will be able to download the Upstream app and create an account, including a website for the Upstream app. Additionally, please clarify whether U.S. investors are permitted to both purchase and sell Upstream listed securities, and whether U.S investors will be limited to trading only in securities they currently own that have been listed on Upstream for liquidation purposes only.

RESPONSE: Global investors can trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, and completing a KYC identity verification by tapping the settings icon on the home screen and tapping KYC.

The Upstream policy, terms and conditions, also clearly state that if you are a U.S. or Canadian based investor, either a Canadian citizen, U.S. citizen or permanent resident, you will not be able to buy shares on the Upstream secondary market. However, U.S. and Canadian citizens may sell securities they previously purchased from an issuer, stockbroker or stock exchange that has dual-listed on Upstream for liquidation only and will not be permitted to purchase any securities on Upstream. Note that U.S. or Canadian-based investors include those U.S. or Canadian citizens who may be living abroad.

7.	Your press release announces the approval of a plan to issue a $10 Blockchain-based Digital Discount Coupon (Non Fungible Token “NFT”), or $10 NFT Coupon, per ordinary share to all shareholders as a move to reward shareholders. Additionally, we note your statement that “[t]he digital coupons are not securities and are issued as ERC721 tokens...” Please advise us how you have determined whether this digital asset is not a security and disclose the risk that the federal securities law may apply to the distribution of the $10 NFT Coupons, including by (i) providing us with your legal analysis that these NFTs are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities and (ii) addressing the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

Response:

●	The Reward Coupons are coupons that happen to be digital in format. The digital coupons are not securities and are issued as ERC721 tokens, which are a standard for representing ownership of non-fungible tokens (NFTs), that is, where each token has a unique identifier. The NFTs are merely coupons for a future discount on services.

The law regarding whether a particular digital asset, including NFTs, is a security is based on what is commonly referred to as the Howey Test which was enumerated in the seminal case, SEC v. W.J. Howey Col, 328 U.S. 293 (1946).

The Howey Test looks at four factors:

1. An investment of money

2. In a common enterprise

3. With the expectation of profit

4. To be derived from the efforts of others

Based thereon, the Reward Coupons are not securities as follows:

●	Investment of money – the Reward Coupons are being issued for free to shareholders.
●	Common enterprise – each NFT is tagged to a specific discount coupon and not part of a common entrerpise
●	With the expectation of profit – as the Reward Coupons are non transferable and have only a fixed $10 discount there is no profit possibility
●	To be derived from the efforts of others – there is no further effort required as the recipient merely redeems the coupon for the $10 discount.

●	Other factors demonstrate that the NFTS are not securities as they are not transferable or tradeable upon a secondary market platform .Instead, the digital coupons may not be traded and are nontransferable, withdrawn or transferred from the Upstream app and are only redeemable. The offer conveys no ownership in the company, dividends, profits or expectation of increase in value. With the facts as enumerated in this paragraph, it appears more likely this is to be a payment for a good or service and is not a security (see, Framework for “Investment Contract” Analysis of Digital Assets at footnote 19 (sec.gov/corpfin/framework-investment-contract-analysis-digital-assets. As such the coupons issued by Genius do not satisfy the Howey Test.

8.	Please revise your Form 6-K to provide disclosure regarding the planned issuance of the $10 NFT Coupons, including (i) who or what entity is issuing them, (ii) what these NFTs consist of and what they represent, (iii) if and where the NFTs can be traded and (iv) who is eligible to claim the NFTs as a reward.

(i)	who or what entity is issuing the NFTs,

Genius Group Limited

(ii)	what these NFTs consist of and what they represent, and

The Company shall issue to all shareholders of a record on February 28, 2023, a digital coupon that shall entitle shareholder to redeem the digital coupon for: A discount coupon (NFT) for GEMs on Genius Group’s Edtech platform, GeniusU equivalent to $10 per share.

(iii)	if and where the NFTs can be traded.

The NFTs are not eligible for trading. They may only be redeemed for services on the Edtech platform.

Sincerely,

/s/ Erez Simha
Erez Simha
Chief Financial Officer
Genius Group

cc:	Jolie Kahn